

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via E-mail</u>
Mr. Edwin F. Hale, Sr.
Chief Executive Officer
First Mariner Bancorp
1501 S. Clinton Street
Baltimore, MD 21224

Re: **First Mariner Bancorp**
            Form 10-K
            For Fiscal Year Ended December 31, 2010
            Filed March 31, 2011
            Form 8-K
            Filed April 25, 2011
            File No. 000-21815

Dear Mr. Hale:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>General</u>

1. We note the disclosure in your Form 8-K filed April 25, 2011 relating to the purchase agreement with Priam Capital Fund I, LP and the associated $160 million capital raise from other investors, particularly the July 18, 2011 deadline for raising $106.7 million. Please advise us whether Priam's termination right has been triggered, whether First Mariner has entered into securities purchase agreements for at least $106.7 million gross proceeds as of July 18, 2011 and any changes to the purchase agreement with Priam or changes to the capital raising plan generally.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Financial Condition
Credit Risk Management
Unallocated, page 59

2. We note your response to comment seven from our letter dated June 15, 2011. You disclose that an unallocated allowance is maintained to cover any negative economic and business trends that may develop. Please tell us and revise future filings for the following concerning the unallocated reserve:

- You provided the basis points that have been added to the respective portfolios, but did not include the commercial mortgage portfolio in your previous response. Please provide the basis points that have been added to the commercial mortgage portfolio in your response or advise otherwise;
- Provide additional granularity regarding how you determined the amount of the unallocated allowance assigned to each class or portfolio segment and how this amount relates to the specific environmental factors discussed in your response; and
- Discuss any trends or changes from prior periods in environment factors that gave rise to the changes (i.e. the increase in certain portfolios from 2009 to 2010).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Todd K. Schiffman
   for

Michael Clampitt
Senior Counsel